UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2014

COMMISSION FILE NUMBER 0-20115

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

NEWS RELEASE
Methanex Corporation 1800 - 200 Burrard St. Vancouver, British Columbia Canada V6C 3M1 Investor Relations: 604-661-2600 Toll-Free: 1-800-661-8851 www.methanex.com

For immediate release

May 2, 2014

METHANEX ENTERS INTO A SETTLEMENT AGREEMENT WITH ARGENTINA GAS SUPPLIER

VANCOUVER, BRITISH COLUMBIA May 2, 2014—Methanex Corporation (TSX:MX) (NASDAQ:MEOH), via its wholly owned subsidiary Methanex Chile S.A., has reached an agreement with Total Austral S.A. of Argentina in relation to Total’s natural gas delivery obligations pursuant to a long-term natural gas supply agreement between the two companies. Total will make a lump sum payment of US$42 million to Methanex in order to terminate the agreement and settle all potential legal disputes thereunder.

John Floren, President and CEO of Methanex, said, “We are pleased to have reached an agreement with Total, and we believe that the settlement represents fair value for Methanex shareholders. We will continue to focus our efforts in Chile on realizing full value from our remaining assets including non-performing natural gas contracts. Mr. Floren continued, “We have a first class operation in Chile and remain optimistic that we can continue to operate in the region, supported by gas supplies from both Chile and Argentina.”

Methanex is a Vancouver-based, publicly traded company and is the world’s largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the NASDAQ Global Market in the United States under the trading symbol “MEOH”. Methanex can be visited online at www.methanex.com.

FORWARD-LOOKING INFORMATION WARNING

This press release contains forward-looking statements with respect to us and our industry. Statements that include the words “will”, “can”, or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.

More particularly and without limitation, any statements regarding the following are forward-looking statements:

•	Methanex’s ability to continue to operate its remaining Chile plants in the foreseeable future

•	Methanex’s ability to secure gas to support its operations in Chile

•	Methanex’s ability to realize future value from its existing Chilean assets.

We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:

•	Availability in the future of gas supply in southern Chile and Argentina on commercially acceptable terms

However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including without limitation those risks described in our 2013 Management’s Discussion and Analysis and our First Quarter 2014 Management’s Discussion and Analysis.

Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

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FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Inquiries:

Sandra Daycock

Director, Investor Relations

Methanex Corporation

604-661-2600 or Toll Free: 1 800 661 8851

Media Inquiries:

Baljit Lalli

Manager, Communications

Methanex Corporation

604-661-2600 or Toll Free: 1 800 661 8851

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: May 2, 2014	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	Vice President, Legal Assistant General Counsel & Corporate Secretary